METALLA REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2022 AND
PROVIDES ASSET UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
November 10, 2022

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three and nine months ended September 30, 2022. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three and nine months ended September 30, 2022, please see the Company's filings on SEDAR (www.sedar.com) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Brett Heath, President, and CEO of Metalla, commented, "In the third quarter of 2022, we received our first royalty payments from Agnico Eagle on our El Realito royalty which is part of the La India mine in Mexico. We also recently added a new royalty on the Lac Pelletier project that is adjacent to our royalty on the Wasamac project, expanding our exposure to further potential production growth. As we move into 2023, we look forward to building our portfolio, increasing near-term growth, and long-term optionality."

FINANCIAL HIGHLIGHTS

During the nine months ended September 30, 2022, and the subsequent period up to the date of this news release, the Company:

  Noted the following key milestones announced by operators and acquisitions of certain properties in its portfolio of royalties and streams (please see the 'Asset Updates' section of this press release for the details of these announcements):
  Acquired a 1.0% NSR royalty on the Lac Pelletier project owned by Maritime Resources Corp. from an arm's length seller for total consideration of C$0.3 million in cash.  The Lac Pelletier project is located in Rouyn Noranda, Quebec and is within ten kilometers of the Yamana Gold Inc. ("Yamana") Wasamac project where Metalla holds a 1.5% NSR royalty;
  Received the first payment from Agnico Eagle Mines Limited ("Agnico") on the El Realito royalty;

  G Mining Ventures Corp. ("G Mining") announced a $481 million financing package to fully fund the construction of the Tocantinzinho ("TZ") Gold Project (0.75% Gross Value Return ("GVR") royalty), targeting production for the second half of 2024;
  Yamana announced its second increase in the projected annual output from its Wasamac Mine (1.5% NSR royalty) since acquiring the project in 2021. Originally slated to produce 169 Koz annually when acquired by Yamana, the projected output has subsequently been raised to 250 Koz annually until at least 2030 and over 200 Koz annually over the initial 15 years. Bulk sample permit approvals are expected in early 2023 and ramp development could begin in spring 2023;
  Moneta Gold Inc. ("Moneta") announced a new discovery at the Garrison project (2.0% NSR royalty), where drilling to the west of the Garrcon Starter pit hit 50.09 g/t gold over 5.05 meters, highlighting the continued potential to significantly expand the Garrcon resource base and support an underground operation at the mine. Moneta expects to release an updated Preliminary Economic Assessment in the second half of 2022;
  Yamana recently reported that the Canadian Malartic partnership had identified a porphyry-hosted gold mineralization that could potentially be mined via an open pit from the Camflo property (1.0% NSR royalty); and
  Amended an existing 1.0% NSR royalty on Monarch Mining Corporation's ("Monarch") Beaufor Mine. In consideration for $1.0 million paid in cash to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100 Koz of gold have been produced by Monarch following its acquisition of Beaufor Mine.
  For the three months ended September 30, 2022, received or accrued payments on 714 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $1,714 and an average cash cost of $7 per attributable GEO (see non-IFRS Financial Measures). For the nine months ended September 30, 2022, received or accrued payments on 1,998 attributable GEOs at an average realized price of $1,794 and an average cash cost of $7 per attributable GEO (see non-IFRS Financial Measures);
  For the three months ended September 30, 2022, recognized revenue from royalty and stream interests, including fixed royalty payments, of $0.7 million, net loss of $2.5 million, and adjusted EBITDA of less than $0.1 million (see non-IFRS Financial Measures). For the nine months ended September 30, 2022, recognized revenue from royalty and stream interests, including fixed royalty payments, of $1.8 million, net loss of $6.1 million, and adjusted EBITDA of negative $0.2 million (see non-IFRS Financial Measures);
  For the three months ended September 30, 2022, generated operating cash margin of $1,707 per attributable GEO, and for the nine months ended September 30, 2022, generated operating cash margin of $1,787 per attributable GEO, from the Wharf, El Realito, Joaquin, and COSE royalties, the New Luika Gold Mine (“NLGM”) stream held by Silverback Ltd. (“Silverback”), the Higginsville derivative royalty asset, and other royalty interests (see non-IFRS Financial Measures);

  For the three months ended September 30, 2022, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $0.6 million, and for the nine months ended September 30, 2022, recognized payments due or received from the Higginsville derivative royalty asset of $1.8 million (see non-IFRS Financial Measures);
  On May 12, 2022, the Company filed a new final short form base shelf prospectus and a corresponding registration statement on Form F-10 that replaced the base shelf prospectus and Form F-10 registration statement previously filed by the Company in 2020, and to enhance the Company's financial flexibility. In connection with this transition, the Company terminated its At-The-Market ("ATM") program announced on May 14, 2021 (the "2021 ATM Program"). From inception on May 14, 2021, to the termination on May 12, 2022, the Company distributed 1,990,778 common shares under the 2021 ATM program at an average price of $8.18 per share for gross proceeds of $16.3 million; and
  On May 27, 2022, the Company announced that it had entered into a new equity distribution agreement with a syndicate of agents to establish an ATM equity program (the "2022 ATM Program") under which the Company may distribute up to $50.0 million (or the equivalent in Canadian Dollars) in common shares of the Company. From inception to the date of this press release, the Company distributed 98,871 common shares under the 2022 ATM Program at an average price of $4.76 per share for gross proceeds of $0.5 million, of which no common shares were sold during the three months ended September 30, 2022.

ASSET UPDATES

El Realito

On October 26, 2022, Agnico reported that pre-stripping of the El Realito pit was completed in the third quarter of 2022. Mining activities transitioned from the Main Zone pit to the La India and El Realito pits. Production from the La India complex during the third quarter totalled 16,285 ounces at 0.72 g/t gold. The gold production for the quarter was affected by the lower than forecasted quantity of ore tons placed on the heap leach pad, lower productivity and heavy rains affecting the stacking system. On August 11, 2022, Agnico reported further infill drilling at the La Chipriona project which is currently open along strike with the El Realito royalty boundary. Drilling is ongoing at several other early stage exploration targets including La Rocossa, Los Pinos, Ramona, and Tres de Mayo.

During the third quarter of 2022, the Company received its first payments from Agnico on the El Realito royalty.  The payments included ore that was processed from the El Realito pit from January to September of 2022 during the pre-stripping activities.  The total amount received was $0.3 million, representing 143 GEOs.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Wharf Royalty

On August 3, 2022, Coeur Mining Inc. ("Coeur") reported second quarter production of 20.4 Koz gold at 0.47 g/t, in line with the 70-80 Koz full year guidance for Wharf disclosed by Wharf on February 16, 2022. During the quarter, one reverse circulation ("RC") drill rig had completed a resource conversion program at the Portland-Ridge-Boston claim group and at the Flossie area.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

New Luika Silver Stream

On October 26, 2022, Shanta Gold Limited ("Shanta") reported that it produced 19.5 Koz of gold at its NLGM in Tanzania in the third quarter of 2022, in line with full year production guidance of 68-76 Koz gold. On July 19, 2021, Shanta announced a new mine plan for NLGM, where average annual production is expected to be 73.6 Koz gold with the potential to extend mine life beyond 2026 through conversion of significant known resources and the expanded 2,450 tpd mill throughput. Shanta expects total gold production from NLGM for the five-year plan to total 368 Koz from both open pit and underground mine sources from the mining license.

Metalla holds a 15% interest in Silverback, whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Joaquin and COSE

On August 10, 2022, Pan American Silver Corporation ("Pan American"), reported its estimated mineral Reserves and Resources at Joaquin as at June 30, 2022. The Reserves and Resources at Joaquin were reduced significantly compared to previously reported amounts, the Company considered this reduction a potential indicator of impairment and conducted an impairment analysis to estimate the recoverable amount. As a result of the analysis the Company recorded an impairment charge of $1.6 million on the Joaquin royalty as at September 30, 2022. The Company believes there is significant value that remains at the Joaquin project based on historical NI 43-101 compliant Resources that were excluded from the Pan American mine plan. This has the potential to reverse the impairment in the future subject to metal prices and further exploration success.

On May 11, 2022, Pan American reported in its first quarter results that Pan American expected to complete mining operations at COSE in the second quarter of 2022.  At the end of the second quarter of 2022 the Company had net book value of $0.2 million for the COSE royalty, and considered the decision to complete mining operations as an indicator of impairment and conducted an impairment analysis to estimate the recoverable amount.  The Company estimated the recoverable amount using a discounted cash flow model and concluded that an impairment was not required.  Given the completion of mining activities, the Company has reclassified the COSE royalty from a producing asset to a development asset until further activities resume on COSE.

Metalla holds a 2.0% NSR royalty on Joaquin and holds a 1.5% NSR royalty on COSE.

Côté-Gosselin

On November 8, 2022, IAMGOLD Corporation (“IAMGOLD”) reported that construction had reached 64.2% completion at the Côté Gold Project. It also reported completion in the third quarter of 2022 of approximately 15,000 meters of the 16,000 meter drill program planned in 2022 to further delineate and expand the Gosselin mineral resources and test selected targets along the deposit corridor. Results received thus far had confirmed expected grades within the modelled resource, and in some cases, the extension of the mineralization zone outside the resource boundaries of the mineralization model. Additional technical studies are planned to complete metallurgical test work and mining and infrastructure studies to review alternatives to optimize the inclusion of Gosselin into future Côté life-of-mine plans.

In addition, on August 3, 2022, IAMGOLD completed a project update to the Côté life-of-mine plans where the update proposes an 18-year mine life with initial production expected in early 2024. Average annual production during the first six years is expected to be 495 Koz gold and 365 Koz over the life-of-mine.

Figure 1: Table showing updating Gold Production Profile for the Côté Gold Project. (Source: IAMGOLD Corporation. Announces Results of Côté Gold Project Update, issued August 3, 2022)

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the Gosselin Resource estimate.

Castle Mountain

Castle Mountain is slated to become one of Equinox Gold's ("Equinox") largest assets. Metalla's 5.0% NSR royalty covers the South Domes portion of the deposit which will be part of the Phase 2 expansion slated to begin in 2026.

On November 2, 2022, Equinox reported production in the third quarter of 5,093 ounces of gold and exploration expenditure in the second quarter of $0.1 million at the Castle Mountain property. This was in addition to the exploration announced on May 3, 2022, where drilling in the first quarter included 7,948 meters of RC drilling across the South dump area to assess the continuity and distribution of grade. Equinox also completed 1,448 meters of RC drilling in the area between the JSLA and South Domes pits.

Equinox also announced that in March 2022 it had submitted applications to amend existing permits to accommodate the Phase 2 expansion. The San Bernardino County and the state level, California Department of Conservation, division of Mine Reclamation, have determined the Mine and Reclamation Plan for Phase 2 were complete and there were no further comments. Equinox expects the U.S. Bureau of Land management application reviews to run through to the end of 2022. Both agencies will determine the appropriate level of state and federal environmental review required with the resulting review process anticipated to begin by early 2023.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

Santa Gertrudis

On August 11, 2022, Agnico provided an update on the Santa Gertrudis project near Hermosillo, Mexico where Agnico expects to spend $13.9 million for 43,150 meters of drilling in 2022. Significant shallow oxide infill drilling occurred at the Cristina, Zona Central, Corridor Corral, Escondida and Greta deposits to advance scenarios to initiate mining in the oxide mineralization. Intercepts in the Cristina zone include 1.1 g/t gold over 54.8 meters and 0.8 g/t gold over 34 meters. At another oxide deposit called Santa Teresa, highlights from expansion drilling include 1.4 g/t gold over 9.6 m and 1.2 g/t gold over 9.7 meters. At the high-grade Amelia deposit, exploration on the eastern, western, and deep fringes of the deposit continued with highlight results of 5.3 g/t gold over 6.1 meters and 4.3 g/t gold over 6.8 meters. Elsewhere, exploration continued to investigate for high-grade feeder systems below several shallow deposits including Toro, Centauro and Bertha with a highlight of 10 g/t gold over 6.1 meters at 72 meters depth in the Toro deposit, 4.1 g/t gold over 10.2 meters at Centauro and 6.1 g/t gold over 4.2 meters at Bertha.

Metalla holds a 2% NSR royalty on the Santa Gertrudis project.

Garrison

On September 7, 2022, Moneta announced positive results for the Preliminary Economic Assessment for the Tower Gold Project envisioning a 19,200 tpd combined open pit and underground mining operation with strong economics. Average annual gold production over the first eleven years is expected to be 368 Koz gold with the majority of the ounces in the first five to six years sourced from the Garrison Open pit.

On May 11, 2022, Moneta released an updated resource estimate for the Tower Gold project, including 4.27 Moz gold in the Indicated category and 7.5 Moz gold in the Inferred category. The Garrison deposit forms part of the Tower project and is comprised of three zones, Garrcon, Jonpol, and 903. At Garrcon, the open pit Indicated Resource is 841 Koz at 1.02 g/t gold with an Inferred Resource of 15Koz at 0.67 g/t gold, the underground portion has an Indicated Resource of 87 Koz at 5.08 g/t gold with an Inferred Resource of 120 Koz at 4.98 g/t gold. The Jonpol zone has an Indicated Resource of 297 Koz at 1.4 g/t gold and an Inferred Resource of 114 Koz at 0.99 g/t gold. The 903 zone has an Indicated Resource of 610 Koz at 1.01 g/t gold and an Inferred Resource of 600 Koz at 0.74 g/t gold. The Garrison starter pit now has an Indicated Resource of 1.75 Moz at 1.07 g/t gold.

Figure 2: Table showing production profile of the Tower Gold Project over the Life of Mine. (Source: Moneta Gold Inc. press release on PEA for Tower Gold, issued September 7, 2022)

Metalla holds a 2.0% NSR royalty on the Garrison project.

Wasamac

On July 7, 2022, Yamana announced the approval of the Wasamac bulk sample program, providing for earlier access to the deposit and to increase the level of confidence in the future mining of the project. Permit approvals are expected in early 2023 with ramp development potentially beginning in Spring 2023. A reassessment of the Wasamac project highlighted an improved gold production profile compared to the feasibility study with new projections of ramp-up to 200 Koz in 2027 and up to 250 Koz in 2028. Ongoing mine design and sequence optimizations could position Wasamac with the option for future incremental expansion of the mill to 9,000 tpd from 7,000 tpd in year 3 of operations which will extend the gold production profile of 250 Koz per year until at least 2030. Yamana also highlighted additional opportunities not included in the strategic plan which include processing flow sheet optimization to increase metallurgical recoveries by approximately 3%, optimized configuration of the tailings filter plant and paste backfill plant. Yamana also announced that bulk sample permits are scheduled for submission in the third quarter of 2022, with the approval expected in early 2023 and ramp development could begin in spring 2023.

On July 27, 2022, Yamana announced positive results from infill drilling at the Wasamac project where grades continue to exceed expectations with significant results include 5.05 g/t gold over 54.06 meters and 5.45 g/t gold over 16.8 meters. Exploration drilling at the Wildcat South target continued to expand on the discovery with a significant intercept of 7.31 g/t gold over 3.37 meters and 1.46 g/t gold over 12.3 meters.

Figure 3: Chart showing projected production profile of the Wasamac project (Source: Yamana Gold Inc. Second Quarter Operating Results, issued July 7, 2022)

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Amalgamated Kirkland Property

On October 26, 2022, Agnico reported that extension of the development ramp from Macassa to the Amalgamated Kirkland deposit is now complete. Two underground drills are operating in the ramp, one focused on infill drilling near the proposed bulk sample. Agnico believes ore could be sourced for the Macassa mill as soon as 2024. Recent results include a highlight intercept of 30.7 g/t gold over 3.6 meters and highlight results from Agnico's August 11, 2022, press release include 8.1 g/t gold over 13.8 meters and 18.3 g/t gold over 2.4 meters at a deeper portion of the deposit. Further expansion potential of the deposit is now being assessed as the historical boundaries preventing exploration of the deposit to the east have been removed from the merger.

On February 23, 2022, Agnico reported that in 2022 it plans to spend $8.6 million on a 1.3-kilometre exploration ramp from the Macassa near surface zones, designed to carry out infill drilling and a bulk sample of the higher-grade regions of the Amalgamated Kirkland deposit. On April 28, 2022, Agnico reported that the Amalgamated Kirkland deposit hosts an Indicated Resource estimate of 265 Koz gold at 6.51 g/t gold and an Inferred Resource of 406 Koz at 5.32 g/t gold. The deposit remains open at depth and extends laterally.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland property.

Fifteen Mile Stream

On October 18, 2022, St Barbara Limited reported that permitting for the Fifteen Mile Stream was approved under the Federal Canadian Environmental Assessment Act 2012 (CEAA2012) permitting process. A revised permitting timeline for Fifteen Mile Stream will be provided in the upcoming quarter. On July 27, 2022, St. Barbara Limited reported that the Fifteen Mile Stream project has been extended to include all four identified resource open pits and enable development of the full potential of the project.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Tocantinzinho

On October 18, 2022, G Mining provided an update on its recently concluded drill program at the TZ project in Pará, Brazil. Infill drilling within the Feasibility Study pit shell returned significant results of 1.48 g/t gold over 193.6 meters and 1.7 g/t gold over 144.7 meters. Drilling outside of the feasibility study pit shell confirmed mineralization with significant intercepts of 1.05 g/t gold over 72.1 meters and 0.98 g/t gold over 10.4 meters. In addition, G Mining identified new targets for Greenfield exploration around the TZ project. The high priority target called Castor is located directly southeast of the TZ deposit. Early exploration on the target has returned significant intercepts of 2.2 g/t gold over 8.4 meters and 1.66 g/t gold over 8 meters. A follow up drill program is planned for Q4 2022 and 2023. On September 12, 2022, G Mining announced a positive construction decision for the TZ project.

On July 18, 2022, G Mining announced a $481 million financing package, which included a gold stream, term-loan, and equity placement from Franco-Nevada Corporation for $353 million, for the development of the TZ Gold Project located in Para State, Brazil, providing for full financing required for the project. In addition, Eldorado Gold and La Mancha participated for $89 million in equity placements. Project financing is now in place for full construction to begin in Q3 2023 and targeting production for the second half of 2024.

Metalla holds a 0.75% GVR royalty on the Tocantinzinho project.

Fosterville

On October 26, 2022, Agnico reported that gold production from Fosterville for the first nine months of 2022 totalled 295 Koz gold. During the quarter, significant progress was made on exploration down plunge of the Lower Phoenix system and the newly discovered Cardinal splay zone with significant highlights of 365.5 g/t gold over 1.1 meters, approximately 100 meters down plunge of the Lower Phoenix Mineral Resource, 226.2 g/t gold over 1.4 meters with visible gold and 168.2 g/t gold over 2.9 meters. In addition, significant intercepts further down plunge the Lower Phoenix Mineral Resources returned 14.6 g/t gold over 10.6 meters and 5.5 g/t gold over 21.9 meters. Further to an exploration update by Agnico on August 11, 2022, expansion drilling in the Lower Phoenix returned significant results of 31.5 g/t gold over 8 meters and 226.2 g/t gold over 1.4 meters.

Management has estimated the Metalla royalty boundary is approximately 650-800 meters down dip from the reported drill intercepts in the Lower Phoenix zone.

Figure 4: Composite longitudinal section of Fosterville mine (Source: Agnico press release dated August 11, 2022)

Metalla holds a 2.5% GVR royalty on the Northern and Southern extensions of the Fosterville mining license and other areas in the land package.

CentroGold

On October 24, 2022, Oz Minerals stated that the relocation plan required for progressing the court injunction removal for CentroGold was still in review with the Federal body of the National Institute of Colonization and Agrarian Reform (INCRA) after receiving state level endorsement during the quarter. In addition, exploration expenses of $1.7 million were spent on the project for the quarter.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Akasaba West

On October 26, 2022, Agnico announced that work commenced on the approved Akasaba West project in September 2022 with clearing activities ongoing and the removal of overburden and the installation of surface infrastructure to be slated to commence in the fourth quarter of 2022.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to a 210 Koz gold exemption.

Beaufor Mine

On September 27, 2022, Monarch announced that it had suspended operations at the Beaufor Mine due to financial and operational changes, and that the mine will be placed on care and maintenance for an indetermined period of time.  Monarch is planning to start a complete review of identified issues, including stockpile management and its mining methods in finding solutions to resolve the issues.  As the project is currently not producing the Company has chosen to classify the Beaufor NSR royalty as development stage until the operations at the mine are restarted.

Metalla holds a 1.0% NSR royalty on the Beaufor mine.

Camflo

On July 27, 2022, Yamana reported the Canadian Malartic partnership has identified porphyry hosted gold mineralization that could potentially be mined via an open pit at the Camflo property and provide tonnage to the Canadian Malartic operation. Additional studies are underway to fully evaluate the mineralization and additional potential in adjacent rock types. An aggressive drill program is planned in 2023. The Camflo property covers the past producing Camflo mine which had historical production of approximately 1.6 Moz of gold.

Metalla holds a 1.0% NSR royalty on the Camflo mine, located ~1km northeast of the Canadian Malartic operation.

Montclerg

On November 2, 2022, GFG Resources Inc. ("GFG") reported high grade intervals at the Montclerg Gold Project located 48 km east of the Timmins Gold District. Significant intercepts include 4.98 g/t gold over 7.1 meters and 3.4 g/t gold over 15 meters. GFG is planning to complete an additional 4,000 to 6,000 meter drill program for the remainder of 2022.

Metalla holds a 1.0% NSR royalty on the Montclerg property.

Detour DNA

On October 26, 2022, Agnico reported the results form step out drilling approximately 2 km west of the Detour West pit where a significant drill hole intercepted 6.1 g/t gold over 12.2 meters. On July 28, 2022, Agnico reported that exploration plans will investigate the Sunday Lake deformation zone along strike to the west and east of the mine. In addition, step out drilling two kilometres west of the current pit out has encountered significant intersections including 32.3 g/t gold over 4.8 meters outlining the potential for an underground operation.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is ~7km west of the Detour West reserve pit margin.

Green Springs

Through press releases dated September 6, 2022, August 16, 2022, and August 9, 2022, Contact Gold reported the results from its 2022 exploration program. At the Tango Zone, significant intercepts include 0.51 g/t gold over 30.48 meters and 0.7 g/t gold over 16.76 meters near surface. At the X-Ray zone, significant intercepts include 1.66 g/t gold over 28.96 meters and 1.95 g/t gold over 41.15 meters.

Metalla holds a 2.0% NSR royalty on the Green Springs project.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

The items marked above are alternative performance measures and readers should refer to non-international financial reporting standards (“IFRS”) financial measures in the Company's Management's Discussion and Analysis for the three and nine months ended September 30, 2022, as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) adjusted EBITDA. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the Company’s plans and objections; the effectiveness, and potential use and benefit, of the Company’s final short form base shelf prospectus and Form F-10 registration statement; the future sales of common shares under the 2022 ATM program and the value of the gross proceeds to be raised; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; production and life of mine estimates or  forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; the new mine plan at NLGM and the expected average annual production thereunder; the expected value remaining at the Joaquin project; the achievement of production at the Côté Gold Project and the anticipated timing thereof;  the completion of the drill program to further delineate and expand the Gosselin mineral resources and test selected targets along the deposit corridor; additional technical studies planned to complete test work and studies to optimize inclusion of Gosselin into future Côté life-of-mine plans; the expected timing of Phase 2 permit application for Castle Mountain; the potential for Castle Mountain mine to become one of Equinox Gold’s largest assets; Preliminary Economic Assessment for the Tower Gold project by Moneta envisioning a 19,200 tpd combined open bit and underground mining operation with strong economics; the completion of the follow up drill program at Tocantinzinho and the anticipated timing thereof; the expectation that G Mining's $481 million financing package will fully fund the construction of the TZ Gold Project, and the anticipated timing thereof; the potential for production at the TZ Gold Project and the timing thereof; timing of a revised permitting timeline for Fifteen Mile Stream; the potential production at the Wasamac project; the anticipated timing of the bulk sample approvals in respect to the Wasamac Mine; engaging in ramp development at the Wasamac Mine and the timing thereof; the potential to significantly expand the Garrcon resource base and support an underground operation at the mine; the release of an updated Preliminary Economic Assessment by Moneta with respect to the Garrison Project, and the anticipated timing thereof; the availability of ore for Macassa mill and anticipated timing thereof; the anticipating timing of the installation of surface infrastructure at the Akasaba West project;the potential that the porphyry hosted gold mineralization identified  by the Canadian Malartic partnership may be mined via an open pit from the Camflo property; investigation of the Sunday Lake deformation, and anticipated results thereof; the future production at the Amalgamated Kirkland deposit and the anticipated timing thereof; Monarch’s plan to start a complete review of identified issues relating to the Beaufor Mine; the amount and timing of the attributable GEOs expected by the Company in 2022; future expectations regarding the royalties and streams of Metalla; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty; the mineral reserves and resource estimates for the properties with respect to which the Company has or proposes to acquire an interest; future gold and silver prices; other potential developments relating to, or achievements by the counterparties for Metalla’s stream and royalty agreements, and with respect to the mines and other properties in which Metalla has, or may acquire, a stream or royalty interest; and estimates of future production, costs and other financial or economic measures.

Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine development, construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; inability to obtain stock exchange approvals or otherwise satisfy the conditions to close the Loan Extension; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws, as the other risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.  Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.